APTORUM GROUP LIMITED
17 HANOVER SQUARE
LONDON W1S 1BN
UNITED KINGDOM

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VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on December 6, 2024. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on December 6, 2024. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign, and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V26129-P00464

KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

APTORUM GROUP LIMITED

The Board of Directors recommends you vote FOR the following proposals:

1. To re-elect all Class III directors named in the Proxy Statement to hold office until the third annual general meeting of shareholders and until his respective successor is elected and duly qualified.

   Nominees:

   For Against Abstain

   1a. To re-elect Mr. Ian Huen as a director of the Company to hold office until the annual general meeting to be held in 2027;

2. To approve, ratify and confirm the re-appointment of Marcum Asia CPAs LLP as the Company's independent auditors for the year ending December 31, 2024, and to authorize the Board of Directors to fix their remuneration.

This Proxy Card must be signed by the person registered in the register of members at the close of business on October 29, 2024. In the case of a shareholder that is not a natural person, this Proxy Card must be executed by a duly authorized officer or attorney of such entity. Completed and duly executed Proxy Cards shall be returned to Broadridge Financial Solutions, Inc., no later than 11:59 p.m. EST on December 6, 2024.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

V26130-P00464

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF
APTORUM GROUP LIMITED
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 10, 2024

The undersigned shareholder of Aptorum Group Limited, a Cayman Islands exempted company with limited liability (the "Company"), hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders (the "2024 Annual General Meeting") and the Proxy Statement, each dated November 6, 2024, and hereby appoints the chairman of the 2024 Annual General Meeting as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the 2024 Annual General Meeting of the Company to be held on December 10, 2024, at 9 p.m. Hong Kong local time, at 17/F., Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong, or at any adjournment or postponement thereof, and to vote all Class A Ordinary Shares and Class B Ordinary Shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the 2024 Annual General Meeting, all as set forth in the Notice of the 2024 Annual General Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

1. To re-elect all Class III directors named in the Proxy Statement to hold office until the third annual general meeting of shareholders and until his respective successor is elected and duly qualified.
2. To approve, ratify and confirm the re-appointment of Marcum Asia CPAs LLP as the Company's independent auditors for the year ending December 31, 2024, and to authorize the Board of Directors to fix their remuneration.

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.